Filed by Forest City Realty Trust, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Forest City Realty Trust, Inc.
Commission File No. for Registration Statement on Form S-4: 333-216439

Date: May 5, 2017
Explanatory Note: This Form 425 contains a transcription of Forest City Realty Trust, Inc.’s (the “Company”) conference call to review its 2017 first quarter financial results held on May 5, 2017, prepared by a third-party transcription service, of which portions of the transcript relate to the matters to be voted upon at the Company’s 2017 Annual Meeting of Stockholders to be held on June 9, 2017.

An archived version of the entire conference call webcast is available on the Investor Relations section of the Company’s website www.forestcity.net. While efforts are made to provide an accurate transcription, you are urged to review the Company's conference call itself and the Company’s other SEC filings before making any investment or other decisions.

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Corporate Participants
David J. LaRue - Forest City Realty Trust, Inc - CEO, President, and Director
Robert G. O'Brien - Forest City Realty Trust, Inc - CFO and EVP

Conference Participants
Christine Mary McElroy Tulloch - Citigroup Inc, Research Division - Director
Michael Bilerman - Citigroup Inc, Research Division - MD and Head of the US Real Estate and Lodging Research
Scott Freitag
Sheila Kathleen McGrath - Evercore ISI, Research Division - Senior MD and Fundamental Research Analyst

Presentation

Operator: Welcome to Forest City Realty Trust First Quarter 2017 Earnings conference Call. The company would like to remind you that today's remarks include forward-looking comments that are covered under federal safe harbor provisions. Actual results could differ materially from those expressed or implied in such forward-looking statements due to various risks, uncertainties and other factors. Please refer to the risk factors outlined in Forest City's annual and quarterly reports filed with the SEC for a discussion of factors that could cause results to differ.

This call is being recorded, and a replay will be available beginning at 3:00 p.m. Eastern time today. Both the telephone replay and the webcast will be available until June, 5, 2017, 11:59 p.m. Eastern time.

The company would like to remind listeners that in addition to using GAAP terminology, such as net earnings, it will be using non-GAAP terminology such as operating FFO, FFO, net operating income or NOI, comparable property NOI or comp NOI and debt and adjustable EBITDA (sic) [net debt to adjusted EBITDA] in its discussions today. Please refer to Forest City's annual report filed with the SEC and supplemental package, which are posted at the company's website at www.forestcity.net for an explanation of those terms and why the company uses them as well as reconciliations for their comparable financial measures in accordance with Generally Accepted Accounting Principles. (Operator Instructions)

I would now like to turn the call over to Forest City's President and CEO, David LaRue. Please go ahead, Mr. LaRue.

David J. LaRue: Thank you, operator, and good morning, everyone. With me today is Bob O'Brien, our Chief Financial Officer.

Before I get into a review of our results for the quarter, let me take a moment to set some context on where we've come from and where we are going as a business. For the past several years, you've heard me talk a lot about transformation of Forest City and the actions we're taking to position the company for future success. Those include a greater focus on our portfolio and business mix, significantly reduced debt, enhanced transparency and reporting and ultimately, conversion to REIT status, among other things. Transformation also requires commitment to continues improvement in key areas such as governance, prudent capital allocation, management of development risk, process improvement and margin expansion.

Today, the significant majority of the decision-making related to our transformation is behind us. Our focus is now squarely on the heavy lifting of execution. We believe we are on the cusp of a pivot to growth, growth in our portfolio, in operating margins, in NOI, in FFO, in our dividend and in our company.

We have articulated a vision for Forest City as a leading urban place maker with a strong portfolio of high-quality office and apartment assets as well as premier urban mixed-use projects in core markets. In fact, we recently updated and relaunched our brand as a company and introduced the new tagline, "The power of place" to align with our strategic focus and differentiating capability in urban place making.

We've been executing against that vision and have demonstrated significant progress over the 2-plus past years. While our continued progress will not be a straight line, improvement is rarely a straight line, we believe we have established a clear and consistent direction. The key to continued -- the key is continued due diligent execution of our strategies.

Now turning to the first quarter results. Continue to show positive impact of our strategies. Operating FFO was up 16% in the first quarter compared with the same period last year. The biggest drivers of that improvement were reduced interest expense and lower G&A and other expenses, both direct outcomes of executing our strategies. Our adjusted EBITDA margins in the quarter improved 420 basis points compared to the first quarter 2016 and improved 90 basis points compared with our full year 2016 margins. Bob will share more color on the cost reductions and margin improvements in a few minutes.

Comp NOI turned down modestly in the first quarter as we went up against very strong comps from 2016. Those of you who follow us closely recall that we reported comp NOI up 9.7% overall in the first quarter of last year. This year, a handful of property-specific impacts, mostly the timing of lease expirations, impacted our office and retail comp results during the first quarter, and we outlined those in the press release.

In apartments, part of the modest comp NOI dip came from pushing hard on rent increases on renewals in the second half of 2016, which led to a temporary drop in occupancy. We have since refined the pricing strategy and as we've indicated in our press release, by the end of the first quarter, both occupancy and rents in apartments are trending in the right direction. We expect to see improved results for the balance of the year. Notably, we also continue to see rent growth in both our core and noncore comp apartments compared with the first quarter of last year, reflecting the overall quality of the portfolio even in the face of significant new supply in nearly all of our major markets.

So on balance, if 2016 was a year where we needed to manage expectations down from a very strong start for comp NOI growth, this year, we had the opposite circumstance. We expect to end 2017 with comp NOI of approximately 3% overall. We achieved what we'd said we would achieve last year, and we're confident we will do the same this year.

Turning to the potential disposition of our retail portfolio. On our last quarterly call with investors, we indicated that we were hopeful that we could reach definitive agreement by midyear. It's only May, but it won't surprise anyone on the call that I've been pushing our teams in hopes of being able to make an announcement of that type today. We've come a long way since the non-binding letters of intent we announced 90 days ago, including documentation of substantial terms and conditions for both mall and especially retail portfolios. We're not quite at the point of executing definitive documents, but we feel very good about where we stand today and about the engagement of our partners. And we're confident that we can bring these deals across the finish line.

These are large, complex transactions, and they take time to complete. As we indicated in our press release, the overall pricing and structure has not changed since we outlined the economics in our year-end 2000 earnings release. We included some additional detail on the likely timing and tranches in our press release, and we'd be happy to answer what additional questions you have during the Q&A.

And of course, I need to add that while we feel good about the progress to date and confident in our ability to consummate these deals, no transaction could be guaranteed. We may not be able to consummate these transaction in the foreseeable future or at the terms described.

In our press release, we provided an update on a residential development fund with Arizona State Retirement System. As a reminder, the original fund has acquired and developed over $1 billion in real estate in the form of 9 residential apartment assets, 3 of which are currently under construction, investing over $400 million in equity with approximately $100 million coming from Forest City and the rest from ASRS. The structure of the fund allowed us to achieve an increased ownership position or a promote if our investment exceeded target returns. We did exceed the targeted returns, and our ownership in these assets will increase from 25% to approximately 30%, an implied value accretion of roughly $30 million on our $100 million investment.

The relationship with ASRS has been excellent and mutually beneficial. We were able to start $1 billion in multifamily -- able to start a multifamily real estate fund, which activated entitlement from our pipeline more quickly than we would've been able to do on our own. The timing was very good, the product is high quality and the results have been attractive returns for both Forest City and our partner.

With that, let me turn it over to Bob.

Robert G. O'Brien: Thanks, Dave. Good morning, everybody. Dave mentioned the 16% growth in operating FFO in the first quarter compared with the same period last year. The OFFO performance for the quarter is illustrated in a bridge that appears on Page 29 in our supplemental package. As the bridge indicates, the largest positive impact in our quarter is reduced interest expense of $11.7 million, a direct result of our ongoing deleveraging efforts. The second largest positive is $11.1 million and change in other NOI and our corporate G&A, which is mostly reduced overhead expense. Annualized, that reduction translates to a little over $40 million run rate in cost savings. Assuming we consummate our retail transactions, we'll achieve additional cost savings in overhead reduction. Combined with revenue enhancements we are targeting, that puts us very much on track for our goal of 400 to 500 basis points of EBITDA margin improvement over our 2016 full year results and achieve that by midyear 2018.

Back to the bridge. You'll see that one offset to the positives is a reduction of capitalized interest quarter-over-quarter of $6.5 million. That represents less interest expense being capitalized to active development projects, primarily because we are completing and delivering new projects from our construction pipeline. But it also reflects an overall lower comparative level of developmental activity as we evaluate starting new opportunities against current market dynamics.

Development is a key part of our value-creation equation, and we have the unique capability and opportunity through our entitlements. But we are also committed to prudent capital allocation and effectively managing development risk, and what you see in this change is a reflection of that commitment.

Our overall level of construction starts and development activity will vary year to year, but we continue to have significant future opportunity in the form of more than 20 million square feet of entitlement in our core markets. Paired with our distinctive development capability, we see that entitlement as a competitive advantage and an engine for future growth for Forest City. It's also a frequent topic of discussion with investors and analysts. So to provide greater visibility to that embedded future growth, we have added new disclosure this quarter on the amounts and locations of our entitlements along with the related developable square feet by product type and the current investment we have in those opportunities on our balance sheet. This disclosure appears on Page 36 of the supplemental package.

As the disclosure indicates, the opportunities are in varying stages ranging from fully entitled and shovel-ready to lands being controlled under an option. To do the quick math, in the aggregate, the current investment is about $10 per square foot, consistent with our strategy of controlling future opportunities at a relatively modest cost. The vast majority is control as the outright ownership of land. Our goal is to be ready to activate that entitlement and take down the land for development when market conditions are right. We welcome your feedback on this or any of our other disclosures in how we can further improve it.

With that, I'll send it back to you, Dave.

David J. LaRue: Thanks, Bob. The continued execution of our strategies is having a positive impact on our performance, and you can see that in our first quarter results through significantly increased operating FFO, improved margins and reduced overhead. As I said earlier, we believe Forest City is turning a corner from a time of transformation to a time of growth. As a company, we are focused on realizing the power of place in our real estate, in the communities where we live and work and in our company. We're committed to further improving our performance in order to drive growth, close the valuation gap at which our shares trade and increase total shareholder returns.

I'll have some final remarks at the end of Q&A, but for now, operator, let's take some questions.

Question and Answer

Operator: (Operator Instructions) Okay, so your first question comes from the line of Christine McElroy of Citi.

Christine Mary McElroy Tulloch: Just following up on the retail transactions. When do you expect definitive documentation? So basically, when do these agreements become binding? And since a portion of the QIC transaction will be subject to taxes, would the option there to be to pay a special dividend?

David J. LaRue: So Christy, as I indicated in the first quarter, and as I mentioned, we think that we will have definitive documents signed by midyear, the -- between us and our partners. And what we will need to do is finalize third-party approvals during that period after definitive documents are completed. Third-party approvals, the main one would be lender approval as they have to look at the new ownership structure, management companies, et cetera. So -- and again, by midyear, we would -- between us and our partners, be committed, locked up and ready to go. Just awaiting that process of third-party approval. So that's what the take with regard to the timing of what we think it takes. Your second question is?

Robert G. O'Brien: Taxes.

David J. LaRue: Taxes. So what we, again, as indicated, is that to make this process, I guess, as simple as possible -- again, with the size of this transaction, it is a complex transaction. What we've agreed to do with our regional mall portfolio is sell 7 of those assets at the close when we have final approval from the third parties. Those gains that will be recognized, we believe can effectively shelter those using our NOLs and the assets that we have on the balance sheet. And so again, it will be a tax-efficient transaction and would not result in a special dividend as a result of that tax asset that we have.

Christine Mary McElroy Tulloch: Okay, and then maybe you can provide a little bit more color on what's happening with San Francisco Center with the remerchandising there?

David J. LaRue: Yes. So our retail results, again, from a comp NOI basis, as we -- as I mentioned, overall, last year, we were up 9.7%. 8.3% of that increase was in the Retail segment. As we look at this year, our Retail is down. A majority of that is a result of San Francisco Center, and re-merchandising that is by being led by our partner, Westfield. As we look at it, and if we would exclude that, our comp NOI would be up approximately 3% with the balance in the portfolio. So the tenants that are down now and aren't paying rent. The space has been re-leased, and we're just working to get those tenants open and in new spaces. So as we finish that process and get them open, we'll have extended leases of higher rents as we go forward. It'll -- should start coming in over the course of this year.

Operator: Your next question comes from the line of Sheila McGrath of Evercore.

Sheila Kathleen McGrath: Dave, you mentioned same-store NOI in the release, you're comfortable with 3% for the year. But one -- first quarter was a little bit sluggish. Besides kind of re-leasing up at San Francisco Center, do you have some visibility on other specific factors, backfilling office or something that will help with the comparisons the balance of the year?

David J. LaRue: Yes, so just as a reminder, the 3% that we are focusing on as our Residential and Office portfolio, as we are committed and expect the Retail transactions to occur before year-end. So the 3% is made up of Office, which we have insight into. We've had -- this is -- that you saw in our press release and the supplemental. We've had very strong leasing spreads on a quarterly basis, almost 20% on a rolling 12 basis, 14% from our leasing renewal. And as we look forward, a lot of that pickup in the overall 3% will become from our life science portfolio, which -- that market continues to be very strong, and our particular product, University Park at MIT, well accepted and leasing very strong in the marketplace. The balance of the gain will come from Residential. Again, I noted in my comments that in the second half of last year, we aggressively started increasing asking rents, and that had a negative impact on our occupancy. You can see how it dropped. And as we've corrected that through the first quarter of this year, we see as we were coming to the end of March and into early April, that we've seen improvements, both in occupancy and that leasing trend. So when we put both of those together, we feel, as I said, comfortable that we will get to that 3% range in terms of comp NOI for the year and have that current -- against that current measurement of our apartments, which is that month-to-month measurement. And we also have that forward-looking ability with our office leases still and tenants are [opening] what those rents are going to be.

Sheila Kathleen McGrath: Okay, great. And then on the retail portfolio, if you could just remind us how much cash would be coming back to Forest City. And will all of it have to be targeted for new acquisitions? Or will any be able to be targeted to reduce leverage?

Robert G. O'Brien: Thanks, Sheila, this is Bob, for that question. As we disclosed in the year-end and in this one as well in our investor deck, the total transaction between both the specialty retail and the malls is about $2.2 billion, $110 million of NOI in the aggregate at a 5% cap rate. There's about a $1 billion little -- more than $1 billion worth of debt. So it generates equity valuation of about $1 billion. Now the vast majority of that is going to end up being redeployed into new real estate, but the change that we've been discussing and negotiated with QIC, that we disclosed this quarter, is that we're going to sell 7 of our regional malls outright. That will generate cash that we will shelter within wells and, therefore, have freedom to use that cash as we see fit. My guess is that's going to reduce the $2.2 billion that would otherwise have to been reinvested to about $1.4 billion, $1.5 billion. So after transaction costs, there's going to be in the neighborhood of $300 million, give or take of cash, which we've not programmed into exactly where that's going to go, into development, into the balance sheet. But certainly in the near term, it's going to reduce debt. It'll be either cash on the balance sheet or reduce borrowings, either on a corporate line on our term loan or other financings. So we do expect to get a little bit more cash than we had originally anticipated when we discussed the transaction the first time.

Sheila Kathleen McGrath: Okay, and just one quick follow-up on -- so Madison and the first 7 malls are targeted for this year, and then the only thing left for next year is 4 other regional malls. Is that correct?

Robert G. O'Brien: Well, I'll put it this way. There's an overall transaction with both portfolios, so the Madison was the retail portfolio, and QIC was the mall portfolio. So when we say signed definitive documentation that's lacking, both they and us up to transact on all the specialty retail on all the malls. That will clearly happen. That's what Dave referenced. We're targeting having those documents signed by midsummer and quickly, shortly thereafter, having all third-party approvals in place. Both parties want the full portfolio. So they don't want to find out that they closed on one and couldn't close on any of the balance. So we'll need full approvals for all the transaction to each of the assets before they'll close on any,that the buyer has to be comfortable that they're going to end up with the full portfolio. That's what we want. That's what they want, so they're just dotting Is and crossing Ts in that regard. So there'll be what I'll call a transaction closing, which binds each party to fulfill its obligations on the transaction. And when third-party approvals are in place on the QIC transaction, we expect to transact on the 7 malls we mentioned, with 4 malls still being there to be closed upon in the future as we identify essentially replacement property or other property in which we can invest in. In the Madison transaction, we'll have that initial closing, what binds the parties together. We essentially flip roles: We're the managing partners today. Upon execution of that, Madison will become managing partner and that portfolio will then transact over time. It could take as much as 24 months. They want us to get -- the obligation in the document is to redeploy or close on half of the assets within the first 12 months and the balance within 24 months. But we have talked to Madison, and we're working hard with them to try to accelerate the time frame under which we can close those and find replacement assets or exchange into other properties.

Operator: And the next question comes from the line of Christy McElroy of Citi.

Michael Bilerman: It's Michael Bilerman here with Christy. That was quick. I'm just curious, as you think about the strategic changes that are going through, you have this activist campaign that started after you did your collapsing the A/B share structure to be put to a vote. How is that being handled, I guess, at the board level versus management versus advisers? Just curious how that's going.

David J. LaRue: So again, with all shareholders, we have open dialogue, and we think it's always productive to engage with our shareholders. With regard to that current activist, our board and our lead director has had direct conversations with the activist. And we've expressed what our strategy is, what our goals and objectives are. And they've done the same. Where we've come out is that for us, for Forest City, the most important thing we can do is focus on the execution of the strategies outlined. I mentioned and used the term heavy lifting. We have that end state in sight in terms of our strategic positioning in the marketplace from an urban place-making real estate owner, that we believe will guard that urban place making, allows us to garner greater economic growth across our portfolios and, therefore, for our shareholders, activate the pipeline we have. And with the regional transactions, as Bob described and in some of the questions that we've already answered, that's a heavy lift to get that final piece done. Couple that with our objectives of margin expansion, which I think our financial statements and the additional disclosure we put out show that our NOI margins, our EBITDA margins are all improving. And so our strategy with regard to the activist is to have that open communication, but focus on the business and not get into a public tit-for-tat, so to speak, with exchange of letters or other things that distract management or the board from the primary goal of creating shareholder value.

Michael Bilerman: On the ASRS joint venture, can you just walk through the capital that you need to commit net of your promoted stake, both on a current basis and buying into the saw on the higher stake, but also your future capital commitments now that you'll have 30% stake in the fund versus 25%?

Robert G. O'Brien: Sure, Michael. As we tried to articulate in our release and our disclosures is, it's about $1 billion -- a little over $1 billion worth of real estate, 9 projects; $400 million of total equity -- roughly a little more than $400 million of total equity that funded that $1 billion dollars; and the balance obviously in debt. And the vast majority of our capital, and quite frankly, ASRS' equity capital is already invested. It was intentionally a development fund. They wanted to be in these core markets. They didn't want to pay acquisition pricing. They would prefer to go ahead and take with us -- with our sponsorship the development risk, but with the intent to own these assets long term. So we deployed -- again, the vast majority of the equity capital that's in -- between is probably in the tens of millions. If there are much less, it's basically related to those 3 projects left under construction through their lease-up period. And so we had the opportunity -- what many promotes in developing partnerships get funded or get calculated when assets are sold. And ASRS' goal was to hold these assets long term, as quite frankly, ours was as well. And so we put in place essentially a valuation mechanism through the use of appraisals, to allow us to essentially get a step-up in our ownership interest, provided that we achieved and exceeded certain targeted returns that the fund defined. We did that recently, and we're just finalizing that. And I think it's 29.6% is what our technical ownership is and rounded to 30% in our disclosure. And so we don't have to pay anything for that incremental 5%. That was a function of our sponsorship and our delivering above-targeted returns. Going forward, to the extent that there are capital requirements in these portfolio, we both own net 30% of the NOI and cash flow. We obviously will also be obligated for 30% of any future capital. Given the vintage of the portfolio, all basically brand new, we don't anticipate any significant near-term CapEx in that portfolio. So it really enhanced roughly $100 million of equity investment we made in this portfolio that bought us initially 25% ownership. It's now at 30% for that same commitment.

Michael Bilerman: All right. So effectively, just an increase in NAV for that extra stake that's now...

Robert G. O'Brien: Yes, a 5% increase in NOI, FFO and NAV, which again on a value basis, was roughly $30 million.

Michael Bilerman: Just last question. Dave, and I think this is similar to the whole Class A/B share structure discussion over the years. You really said, look, from a management standpoint, you guys had to be focused on executing the business, and that the A/B share structure was really a family and board-level discussion. And I'm just curious in the same way that you responded on this current activist campaign, that from a management perspective you have to execute and do your thing. I mean, is there anything that the board is thinking about? I think you mentioned the lead independent director is handling it. But I guess are they actively engaged with advisers and other things to sort of ferret out what the right thing to do is?

David J. LaRue: Both, Michael, the answer is yes. The board is fully informed and aware of the advice we're getting from our team of advisers with regard to this and are, again, deliberating what is the appropriate response. We have a very engaged board but, again, based upon the information we have and the discussion that's been in the public so far, the decision, as I stated, is for us to focus and execute on the best way to maximize shareholder value at this point. So yes, again, management is involved more with an activist situation than we were with the A/B share structure. That was one Bob and I were lucky to stay out of. And that debate and discussion and negotiation went on between the controlling shareholder and the special committee and the board. And so -- but this, obviously, an activist situation does take and distract them a time from execution, at the management level as well, so Bob and I are involved. And again, and the board is involved as well and informed of actions that we are taking or what actions we aren't taking.

Operator: The next question is from the line of Sheila McGrath of Evercore.

Sheila Kathleen McGrath: Bob or Dave, I was wondering if you could remind us of your target leverage levels and timing. And if a decision on moving the dividend higher is contingent on reducing -- using cash to just reduce leverage first?

Robert G. O'Brien:^ Sure, Sheila. Thanks. We continue to give a broad range of 7 to 8x. It ticked up a little bit this quarter from last quarter. That's really a direct result of 2 primary factors: number one, the assets we sold, the FAH portfolio, (inaudible), a coupled of the others, actually had a somewhat lower-than-average net debt to EBITDA debt position themselves, so it did not generate significant amounts of cash to reduce debt further. In addition, we've obviously put in place the majority of the debt on a recent opening. I think we have 8 or 9 projects currently in lease-up and aren't yet at their full NOI our EBITDA. So a modest tick-up quarter-over-quarter, but still in the same trend when you look at a rolling 12. So -- but we would expect to be in the mid-7s by the end of this year and haven't wavered from that goal and expect to do so. The dividend question you asked, so certainly there's a priority on using our cash to continue to achieve the objective we set out, which is certainly deleveraging the balance sheet, getting more in the box with respect to our peer set. Obviously, there's capital requirements for both the operating portfolio and the continued activation of our development pipeline. So we're making and choosing that balance among them. But the dividend question is directly -- going to directly, in the near term, be a function of both the margin improvement efforts, which obviously have an enhancing impact on EBITDA; but also raise the taxable income. And similarly with deleveraging, you saw it in this quarter's results compared to last year's first quarter, $11 million of interest savings, that's great. It's increased cash flow. It's also increased taxable income. So we do expect our dividend to increase. We're monitoring that. We've got a good projection for the year. Obviously, the timing of these outright sales, these retail sales will impact that somewhat. As Dave indicated to Christy, there is -- the vast majority of the gain that we will generate from these sales is subject to a built-in gain tax. So it's important for us to use our NOLs to offset that, because otherwise we have the federal government. There may be a modest amount of gain above the built-in gain that was in place as of 1/1/16, that will generate taxable income that we could dividend out to the extent that we don't shelter it otherwise with NOL. So we expect cash flow, taxable income and our dividend to grow nicely as we continue to make progress against our goals. But we're fully committed to achieving the mid-7 net debt-to-EBITDA by year-end 2017.

Sheila Kathleen McGrath: Okay, great. And I was wondering if you could comment on the D.C. multifamily lease-up and any project updates at The Yards or Waterfront. I did see an articles on the Waterfront that you were -- you might be considering changing some of the office entitlement there to multifamily.

David J. LaRue: Yes, Sheila. Thank you. We continue to be very pleased with the individual buildings that have come online at The Yards, our most recent, the Arris, has met our lease-up targets. And we'll -- if it's not stabilized, will stabilize soon. And we did that, I think, slightly above our pro forma. Again, that is one of the buildings that is in the fund with ASRS. And again, that above-target performance helped us achieve that net promote, as Bob described earlier. So that product cadence into The Yards, is a differentiated product compared to Foundry Lofts or to Twelve12. And so we have a variety of different offerings and price points that's mixing nicely with the demand that we still see in our particular submarket. Eliot on 4th just opened as -- in terms of getting TCOs for a portion of the building and again, are pleased with the interest in the building. The location of public transportation with regard to this project, with regards to The Yards project, with regards to what we're doing in Brooklyn and other markets really can't be overstated in terms of the value that it brings to our particular assets and the demand that it helps drive. And so we're lucky in that regard. But again, that luck was foresight and planning. So it wasn't that line came after we had -- were able to identify this real estate. With regard to the entitlement that is still at The Yards, we did our last -- we did residential building, again, Eliot on 4th. And looking at the opportunity that exists in the market with regard to office or residential, we believe in the long term that converting that remaining entitlement at Waterfront to residential will end up with the highest and best use outcome for the partnership and for Forest City. And so we have started that process with regards to that particular real estate.

Robert G. O'Brien:^ Sheila, just so you understand, we did start one other project at The Yards. It's what we call the old partial. It's described as The Guild at The Yards. It's described in our pipeline as a fee transaction, which is true. So there's a third party that's essentially building it. We actually have an option to purchase it upon completion. That may set up nicely for a potential exchange from some of the retail sales. Coming with that, actually is a condo, our first condo building at The Yards, so a mix of product and just enhancing sort of the place making that we like to do at our projects. So continued progress at The Yards. We're talking to a potential hotel operator to come to the next site. So we're excited about the future opportunity at The Yards for sure.

Sheila Kathleen McGrath: Okay. And just one quick last one. On the JV, the promoted interest going to 30%, is that reflected on the NAV summary (inaudible)?

Robert G. O'Brien: Not in the first quarter. It should be reflected -- we needed to finalize that with ASRS. They need to sign off and have their accountants kind of just approve the calculation, which, in my understanding, is now done. So that will show up in the second quarter filings.

Operator: The next question is from the line of Scott Freitag of Bank of America.

Scott Freitag: I apologize if I missed this and happy to discuss offline if already mentioned. Can you please provide some color on how the 3% same-store NOI outlook breaks out across sectors?

David J. LaRue: We have not provided that level of guidance or detail. We look at the portfolio, where we're heading as a single delivery to the investor. And so we've -- you didn't miss it. We've historically talked about the portfolio as a whole, and then report the actual results based upon the product line. So 3% is a blend between residential and office.

Scott Freitag: Okay. And then on the 400 to 500 basis points of margin improvement, can you just talk through the next key initiatives to get there?

David J. LaRue: Well, we have a major step, as we talked about this heavy lifting of completing the retail transaction. And as we've talked about over the past years, strategically what we've been doing is continuing to focus our business. And you can go back whatever length of time you want, but just within the past 24 months with regard to the team -- the arena, the military housing, the Federal Assisted Housing portfolio and now the -- our focus on retail, that allows us as an organization, to continue to look at how we're delivering service at the property level, focused service, and how we as a corporation, are operating with a focused view to the future. So that 400 to 500 basis points comes from us being able to pinpoint and would use the term laser focus on those specific product types, the markets that we've defined as core markets for ourselves and the development pipeline, which sits in those markets. So that overall delivery of service, both to the property and the required corporate level cost to do it is the driver of that 400 to 500 basis points of targeted margin expansion -- EBITDA margin expansion.

Scott Freitag: Okay. And finally for me, just the latest on apartment fundamentals in Jersey City and Brooklyn. Maybe if you could touch a little bit on office demand as well in Brooklyn?

David J. LaRue: So the fundamentals in Jersey City and Brooklyn with regards to apartments is that there's a tremendous amount of supply coming into Brooklyn. We've talked about that on prior calls. That demand -- the question is, is the demand going to absorb that? We believe it will. But obviously, new supply always takes time, especially in the apartment market, to absorb some of the -- with the high level of rent that happens in the New York market in particular, that tenants are willing to move for deals where they would get 1 month or 2 months free for a 1-year, 2-year lease. And so you get a lot of activity and then a subsequent downtime and then re-leasing during periods of additional supply, which is where we're at. We do believe in the long term, all of that does get absorbed. In the news, in New York, I know a lot of that supply was accelerated construction starts due to the elimination of the -- or the expiration, I should say, of the 421a program, that there's now a outline and a replacement for that. And so I think you get back more to a steady state of deliveries. So the market itself is, again, absorbing this new supply. It will -- probably, still take through the end of this year and 2018 when the supply comes on, and then we would see that returning to normal growth rates because we'll have normal deliveries into the market. Jersey City, there are a lot of -- just a net submarket, a lot of deliveries, but we see probably a little bit stronger fundamentals in terms of absorption and growth just particularly at our project. It is a very cost-effective option for those commuting into the New York market from Jersey City. And so we see a great opportunity there, not only with our own buildings, but with the development options and rights and land that we do control. But as Bob said, we're going to be very focused and disciplined on how we allocate capital to new properties, always taking into account the new supply. With regard to the office in Brooklyn, our office, that continues to be very well leased. We have great demand and great product. It is in downtown Brooklyn. MetroTech has been there. It's established. We have a great team in that marketplace, keeping our buildings occupied and well managed with high levels of service delivery. The new offerings being delivered into the market actually give us a competitive advantage in term of pricing because the -- our cost basis and our service levels, our location to mass transit, which I talked about earlier, is superior to all of those other new product -- that new product being delivered. And that new product being delivered, in order to get levels of return based upon current cost, is going to have a significantly higher asking rate. And so yes, there's new supply coming, but again, we feel very well positioned to compete and keep our buildings producing at very high levels of occupancy and increasing rents.

Operator: I'd now like to turn the call over to Mr. LaRue for closing remarks.

David J. LaRue: Thank you, Emma. Before we end the call, I want to remind everyone that the company's 2017 annual meeting will be held June 9 and that our definitive proxy statement was filed with the SEC on May 1 and is available to shareholders. We encourage you to read through the materials, which outline many of the actions we are taking to strengthen the company's corporate governance profile.

As you know, these actions include a proposal to eliminate the current dual-class share structure, the (inaudible) and provides shareholder approval of the reclassification, a plan to implement a majority voting standard in uncontested election of directors. Further, in addition to the recent appointment of Jamie Behar to our board, the company has nominated another independent director candidate, Craig Macnab, for stockholder approval. The Board of Directors is excited about the changes and encourages you to review the proxy and to vote with the board at the 2017 annual meeting in support of Forest City's continued transformation.

With that, I thank you for your time, and have a great day.

Operator: Thank you for your participation in today's conference. This concludes the presentation. You may now disconnect. Good day.

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Forward Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to future, not past, events and often address the Company’s expected future actions and expected future business and financial performance. Forward-looking statements may be identified by the use of words such as “potential,” “expect,” “intend,” “plan,” “may,” “subject to,” “continues,” “if” and similar words and phrases. These forward-looking statements are not guarantees of future events and involve risks, uncertainties and assumptions that are difficult to predict. All statements regarding the reclassification and expected associated costs and benefits, the likelihood of satisfaction of certain conditions to the completion of the reclassification, whether and when the reclassification will be completed and expected future financial performance are forward looking. Discussions of strategies, plans or intentions often contain forward-looking statements. Actual results, developments and business decisions may differ materially from those expressed or implied by such forward-looking statements. Important factors, among others, that could cause the Company’s actual results and future actions to differ materially from those described in forward-looking statements include, but are not limited to: failure to receive stockholder approval of the reclassification, any other delays with respect to, or the failure to complete, the reclassification, the ability to carry out future transactions and strategic investments, as well as the acquisition related costs, unanticipated difficulties realizing expected benefits expected when entering into a transaction, the Company’s ability to qualify or to remain qualified as a REIT, its ability to satisfy REIT distribution requirements, the impact of issuing equity, debt or both, and selling assets to satisfy its future distributions required as a REIT or to fund capital expenditures, future growth and expansion initiatives, the impact of the amount and timing of any future distributions, the impact from complying with REIT qualification requirements limiting its flexibility or causing it to forego otherwise attractive opportunities beyond rental real estate operations, the impact of complying with the REIT requirements related to hedging, its lack of experience operating as a REIT, legislative, administrative, regulatory or other actions affecting REITs, including positions taken by the Internal Revenue Service, the possibility that the Company’s Board of Directors will unilaterally revoke its REIT election, the possibility that the anticipated benefits of qualifying as a REIT will not be realized, or will not be realized within the expected time period, the impact of current lending and capital market conditions on its liquidity, its ability to finance or refinance projects or repay its debt, the impact of the slow economic recovery on the ownership, development and management of its commercial real estate portfolio, general real estate investment and development risks, litigation risks, including risks with respect to the outcome of any legal proceedings that have or may be instituted against the Company or others relating to the reclassification, vacancies in its properties, risks associated with developing and managing properties in partnership with others, competition, its ability to renew leases or re-lease spaces as leases expire, illiquidity of real estate investments, its ability to identify and transact on chosen strategic alternatives for a portion of its retail portfolio, bankruptcy or defaults of tenants, anchor store consolidations or closings, the impact of terrorist acts and other armed conflicts, its substantial debt leverage and the ability to obtain and service debt, the impact of restrictions imposed by the Company’s revolving credit facility, term loan facility and senior debt, exposure to hedging agreements, the level and volatility of interest rates, the continued availability of tax-exempt government financing, its ability to receive payment on the notes receivable issued by Onexim in connection with their purchase of our interests in the Barclays Center and the Nets, the impact of credit rating downgrades, effects of uninsured or underinsured losses, effects of a downgrade or failure of its insurance carriers, environmental liabilities, competing interests of its directors and executive officers, the ability to recruit and retain key personnel, risks associated with the sale of tax credits, downturns in the housing market, the ability to maintain effective internal controls, compliance with governmental regulations, increased legislative and regulatory scrutiny of the financial services industry, changes in federal, state or local tax laws and international trade agreements, volatility in the market price of its publicly traded securities, inflation risks, cybersecurity risks, cyber incidents, shareholder activism efforts, conflicts of interest, risks related to its organizational structure including operating through its Operating Partnership and its umbrella partnership REIT structure. These risks and uncertainties, as well as others, are discussed in more detail in the Company’s documents filed with the SEC, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, quarterly reports on Form 10-Q and Current Reports on Form 8-K. The Company expressly disclaims any obligation to update any forward-looking statement contained in this document to reflect events or circumstances that may arise after the date hereof, all of which are expressly qualified by the foregoing, other than as required by applicable law.

About Forest City
Forest City Realty Trust, Inc. is an NYSE-listed national real estate company with $8.2 billion in consolidated assets. The Company is principally engaged in the ownership, development, management and acquisition of office, retail and residential real estate and land throughout the United States. For more information, visit www.forestcity.net.

Important Additional Information
This document does not constitute an offer to sell, or the solicitation of an offer to buy, any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the Company’s 2017 Annual Meeting of Stockholders and the reclassification transaction, the Company has filed with the SEC, and the SEC has declared effective, a Registration Statement on Form S-4, containing a proxy statement/prospectus of the Company, which proxy statement/prospectus is first being mailed to stockholders on or about May 2, 2017. This document is not a substitute for such registration statement, proxy statement/prospectus or any other documents that the Company may file with the SEC or send to stockholders in connection with the reclassification transaction. Stockholders are urged to read the proxy statement/prospectus and any other relevant documents because they contain important information.
Stockholders can obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about the Company, without charge, at the SEC’s website, www.sec.gov, and on the Investor Relations page of the Company’s website at http://ir.forestcity.net/.
Participants In The Solicitation
The directors, nominees, and executive officers of the Company and other persons may be deemed to be participants in the solicitation of proxies from stockholders in respect of the matters to be considered at the Company’s 2017 Annual Meeting of Stockholders, including the reclassification transaction. Information about the Company’s directors, nominees, and executive officers, including a description of their direct and indirect interests, is contained in the proxy statement/prospectus, which was filed with the SEC on May 1, 2017, and in the Company’s other filings with the SEC.